Filed by Alexion Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Alexion Pharmaceuticals, Inc.
(Commission File No. 000-27756)
Date: December 17, 2020

On December 17, 2020, Alexion Pharmaceuticals, Inc. (“Alexion”) issued the following statements:

Corporate Materials

Corporate Statement

We have announced an agreement for AstraZeneca to acquire Alexion, which advances our shared mission of following the science and using innovative approaches to develop life-changing medicines for patients. Combining Alexion’s expertise in rare diseases with AstraZeneca’s comprehensive global reach and broad portfolio, collectively, we will substantially expand our impact to the patients we can serve around the world.

Alexion and AstraZeneca have a shared mission and purpose, as well as highly complementary cultures, centered on creating value for patients through the development and delivery of innovative medicines. We also both have incredibly strong track records for innovation and leadership in our respective – and complementary – therapeutic areas of focus. We believe the combination of Alexion and AstraZeneca provides a strong partnership and is the right strategic step to secure our long-term future and deliver on our promise to patients.

Until the transaction closes, we remain an independent company and will continue to operate as such. During this period, we will continue to help patients by maintaining our focus, by delivering our medicines to patients who need them, providing services through OneSource and by doing the best work we can on a daily basis.

Reactive Q&A (Pre-Close)

ABOUT THE TRANSACTION

1.	What is the strategic rationale for this acquisition?

•
We are confident about our future. We believe this proposed transaction advances our shared mission of following the science and using innovative approaches to develop life-changing medicines for patients

•	We have compatible cultures in that both AstraZeneca and Alexion are science- and patient-centric companies working to innovate on behalf of patients

•	Every day our work translates to saving lives. It’s critical for us to stay focused on this important work today and every day

•	The best way we can help patients is by staying focused on our mission and by doing the best work we can on a daily basis

2.	How long was the company in discussions with AstraZeneca?

•	At this time we cannot comment on the merger discussions. We anticipate filing a proxy statement in the first half of 2021 with further information

3.	Was it a competitive process?

•	At this time we cannot comment on the merger discussions. We anticipate filing a proxy statement in the first half of 2021 with further information

4.	Was the sale of Alexion based on recommendation from Elliott management? Was Elliott management involved in the discussions?

•	We believe this proposed transaction advances our shared mission of following the science and using innovative approaches to develop life-changing medicines for patients

•	We cannot comment on specific interactions with our shareholders

•	At this time we cannot comment on the merger discussions. We anticipate filing a proxy statement in the first half of 2021 with further information

5.	What does it mean that AstraZeneca is acquiring Alexion for both cash and stock consideration?

•
It means that Alexion shareholders will receive consideration upon the closing of the transaction that includes a specified amount of AstraZeneca equity and a specified amount of cash. Specifically, Alexion and AstraZeneca have entered into a definitive agreement under which AstraZeneca will acquire Alexion in a cash and stock transaction for a total consideration of approximately $39 billion, or $175 per share

•
Under the agreement, at the time of close, Alexion shareholders will receive $60 in cash and 2.1243 of AstraZeneca American Depositary Shares (ADSs) (each ADS represents half of one ordinary share of AstraZeneca, as evidenced by American Depositary Receipts (ADRs))

•	Alexion shareholders will own approximately 15% of the combined company

6.	How long will it take for the deal to close?

•
We expect the transaction to close in the third quarter of 2021, following approval by AstraZeneca and Alexion shareholders, certain regulatory approvals and satisfaction of other customary closing conditions

7.	What does this mean for the patients we serve?

•	Every day our work translates into saving lives. It’s critical for us to stay focused on this important work today and every day

•	The best way we can help patients is by maintaining our focus and by doing the best work we can on a daily basis

8.	Does AstraZeneca have the same commitment to patients as Alexion?

•	Both companies share similar values, including being driven by innovation and the commitment to make a real-life difference in patients’ lives

9.	What regulatory clearances are needed for the deal to close?

•
Closing of the acquisition is subject to approval by AstraZeneca and Alexion shareholders, certain regulatory approvals, approval of the new AstraZeneca shares for listing with the Financial Conduct Authority and to trading on the London Stock Exchange, and other customary closing conditions

10.	Why will the acquisition not close until the third quarter?

•
Closing of the acquisition is subject to approval by AstraZeneca and Alexion shareholders, certain regulatory approvals, approval of the new AstraZeneca shares for listing with the Financial Conduct Authority and to trading on the London Stock Exchange, and other customary closing conditions

11.	Why was this announced over the weekend?

•
We understand this is a busy time of year, and announcing over the weekend is not ideal. Given that this transaction is between two public companies and is material in nature, AstraZeneca and Alexion were committed to disclosing the information publicly as soon as possible after the deal was finalized

12.	Will any of Alexion’s directors serve on the combined company’s board after closing?

•	The companies will mutually agree on the two individuals from the current Alexion board of directors who will join the AstraZeneca board of directors upon closing of the acquisition

13.	Will Alexion be a separate business unit or division of AstraZeneca?

•	Until the transaction closes, we remain an independent company and will continue to operate as such

•	AstraZeneca has said they plan to create a new Rare Disease unit that will collaborate with their existing therapy area teams and that it will establish Boston as its global rare disease headquarters

•	AstraZeneca has also indicated that members of Alexion’s current senior management team will lead the future rare disease activities

14.	Will we maintain the Alexion name and brand?

•	Until the transaction closes, we remain an independent company and will continue to operate as such

•
At this time it is too early in the process to provide any further details. A dedicated team with representatives from both companies will drive the integration planning, which will provide a forum for questions such as this

•	While we may not have all the answers immediately, we are committed to being as transparent and timely as possible in our communications throughout this process

15.	What will the integration process look like and who is involved?

•	For almost all of our employees, there will be no change in day-to-day roles, and our goal is to ensure business continuity

•	A dedicated team with representatives from both companies will drive integration planning

•
At this time it is too early in the process to provide any further details. While we may not have all the answers immediately, we are committed to being as transparent and timely as possible in our communications throughout this process

16.	Is AstraZeneca committed to retaining Alexion current locations/sites?

•	AstraZeneca intends to establish Boston as its headquarters for rare diseases

•	Until the transaction closes, we remain an independent company and will continue to operate as such

•	A dedicated team with representatives from both companies will drive integration planning

•
At this time it is too early in the process to provide any further details. While we may not have all the answers immediately, we are committed to being as transparent and timely as possible in our communications throughout this process

17.	As a result of the merger, what will happen to the Portola integration that is currently in progress?

•
We will continue to integrate Portola into the Alexion organization as planned. Successful integration and execution of our Andexxa/Ondexxya strategy remain critical to achieving our business priorities

18.	The announcement mentions $500M in synergies; what does this mean?

•
AstraZeneca has said that they think of this deal foremost as a complementary transaction and that they expect to see significant value from leveraging AstraZeneca ‘s deep scientific expertise and technological platform to expand the reach of Alexion’ existing and future pipeline

•	A dedicated team with representatives from both companies will drive integration planning

•
At this time it is too early in the process to provide any further details. While we may not have all the answers immediately, we are committed to being as transparent and timely as possible in our communications throughout this process

19.	What do I communicate to external parties who may have questions – suppliers, customers, etc.?

•	If you do get inquires from media, please direct them to Megan.Goulart@alexion.com and if an investor reaches out to you, please direct them to Chris.Stevo@alexion.com

20.	What can I communicate to my family members and friends?

•	Information from the press release can be shared. The press release is available on the investor page of Alexion.com

ABOUT ASTRAZENECA

21.	Who is AstraZeneca?

•
AstraZeneca  is a global, science-led, patient-focused pharmaceutical company that has been focused on transforming its pipeline and returning to growth through a renewed focus on enhanced innovation and sustainable delivery of life-changing medicines to improve patient outcomes and health experiences

•	Strategic priorities include:

•	Accelerate Innovative Science

•	Deliver Growth and Therapy Area Leadership

•	Be a Great Place to Work

22.	Where is AstraZeneca headquartered?

•	AstraZeneca is a global biopharmaceutical company with many locations across the globe and headquarters in Cambridge, UK

23.	On what therapeutic areas is AstraZeneca focused?

•
AstraZeneca has built a growing scientific presence in oncology, cardiovascular, renal and metabolism, and respiratory and immunology diseases with a focus on organ protection. It has developed a broad range of technologies, initially focused on small molecules and biologics and with a growing effort in precision medicine, genomics, oligonucleotides and epigenetics. More recently, the Company has increased its efforts in immunology research and the development of medicines for immune-mediated diseases

•	For more information about AstraZeneca, please visit www.AstraZeneca.com

24.	How many employees does AstraZeneca have?

•	As of their 2020 20F filing, AstraZeneca has approximately 70,600 total global employees

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Additional Information and Where to Find It

In connection with the proposed transaction, AstraZeneca PLC (“AstraZeneca”) intends to file with the SEC a registration statement on Form F-4 that will include a proxy statement of Alexion and that also constitutes a prospectus of AstraZeneca.  Each of Alexion and AstraZeneca may also file other relevant documents with the U.S. Securities and Exchange Commission (“SEC”) regarding the proposed transaction.  This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Alexion or AstraZeneca may file with the SEC.  The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Alexion.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Alexion, AstraZeneca and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Alexion will be available free of charge on Alexion’s website at http://www.alexion.com or by contacting Alexion’s Investor Relations Department by email at InvestorRelations@alexion.com.  Copies of the documents filed with the SEC by AstraZeneca will be available free of charge on AstraZeneca’s website at https://www.astrazeneca.com/investor-relations.html or by contacting AstraZeneca’s Investor Relations department by email at global-mediateam@astrazeneca.com.

Participants in the Solicitation

Alexion, AstraZeneca, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Alexion’s stockholders in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Alexion stockholders in connection with the proposed mergers, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about Alexion’s directors and executive officers is available in Alexion’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 26, 2020, Alexion’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 4, 2020, and other documents subsequently filed by Alexion with the SEC.  Information about AstraZeneca’s directors and executive officers is available in AstraZeneca’s Form 20-F filed with the SEC on March 3, 2020, and other documents subsequently filed by AstraZeneca with the SEC.

Alexion, AstraZeneca and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about the directors and executive officers of Alexion, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Alexion’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on March 26, 2020, and Alexion’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 4, 2020.  Information about the directors and executive officers of AstraZeneca, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in AstraZeneca’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which was filed with the SEC on February 3, 2020.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available.  Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Alexion or AstraZeneca using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Alexion’s and AstraZeneca’s control.  Statements in this communication regarding Alexion, AstraZeneca and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Alexion’s and AstraZeneca’s businesses and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Alexion’s and AstraZeneca’s control.  These factors include, among other things, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter.  Additional information concerning these risks, uncertainties and assumptions can be found in Alexion’s and AstraZeneca’s respective filings with the SEC, including the risk factors discussed in Alexion’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q, in AstraZeneca’s most recent Annual Report on Form 20-F and in each company’s future filings with the SEC.  Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that:  a condition to the closing the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AstraZeneca is unable to achieve the synergies and value creation contemplated by the proposed acquisition; AstraZeneca is unable to promptly and effectively integrate Alexion’ s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed acquisition; legal proceedings are instituted against Alexion, AstraZeneca or the combined company; Alexion, AstraZeneca or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Alexion or AstraZeneca or on Alexion’s or AstraZeneca’s operating results.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Alexion or AstraZeneca.  Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Alexion or AstraZeneca, AstraZeneca’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.  You are cautioned not to rely on Alexion’s and AstraZeneca’s forward-looking statements.  These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements.  Neither Alexion nor AstraZeneca assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.